Western Copper and Gold Provides Casino Update and Reports Year-End Results

VANCOUVER, BC -- (Marketwired - March 28, 2016) - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE MKT: WRN) has released its financial results for the year ended December 31, 2015.

This news release should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2015, and the notes thereto, and management's discussion and analysis ("MD&A") for the year ended December 31, 2015. All figures in Canadian dollars ("$").

"I am very pleased that our prudent financial management has resulted in Western starting 2016 with over $10 million in cash in what have been challenging markets," said Dr. Paul West-Sells, President and Chief Executive Officer, "The Casino project is one of the few world-class copper-gold projects that has remained economic through this most recent downturn in the markets, and we are well positioned to continue to advance this project in 2016."

CASINO PROJECT

Western continued to advance the Casino Project in 2015.

Western submitted the Casino Project Proposal (the "Project Proposal") to the Yukon Environmental and Socio-economic Assessment Board ("YESAB") for assessment in January 2014. Throughout 2015, the Company submitted two supplemental information reports to YESAB. At this point, the total application submitted represents over 14,000 pages of information and over three years of engagement with regulatory agencies and Federal, Territorial and First Nation Governments.

On February 18, 2016, the YESAB Executive Committee informed the Company that it is requiring that the Casino Project be reviewed by a panel (the "Panel Review"), the highest level of assessment carried out by YESAB.

The first step in the process is for YESAB to provide Western with a list of required information through the release of the Environmental and Socio-Economic ("ESE") Guidelines. Western expects to receive the ESE Guidelines in mid-2016.

Western will continue work with Federal, Territorial and First Nation governments, as well as regulatory agencies to advance the project through the Panel Review process in 2016.

2015 FINANCIAL RESULTS

The scale and nature of the Company's corporate and administrative activity have remained relatively consistent over the last two years. For the year ended December 31, 2015, Western incurred a loss of $2.1 million ($0.02 per common share) compared to a loss of $1.9 million ($0.02 per common share) over the same period in 2014.

The Company incurred $3.8 million on advancing the Casino Project in 2015. This compares with $5.5 million in 2014. Over the last few years, the majority of Western's activities and expenditures relating to the Casino Project have focused on permitting, engineering, and wages for the employees who manage those functions.

Western ended the most recently completed financial year with $10.0 million in working capital, including $10.4 million in cash and short-term investments. This compares with $15.7 million in working capital, including $16.6 million in cash and short-term investments as at December 31, 2014.

FILINGS

The Company filed its annual information form, audited consolidated financial statements and MD&A for the year ended December 31, 2015 with the appropriate Canadian regulatory bodies on March 24, 2016. These filings are available for viewing on SEDAR at www.sedar.com.

The Company also filed its annual report on Form 20-F with the U.S. Securities and Exchange Commission for the year ended December 31, 2015 on March 24, 2016. Western's Form 20-F is available for viewing and retrieval through EDGAR at www.sec.gov/edgar.shtml.

The filings described above are available on the Company's website: www.westerncopperandgold.com. Western will also provide a copy of the filings to any shareholder, without charge, upon request. Requests may be made by email, telephone, or regular mail.

On behalf of the board,

Paul West-Sells, President and CEO

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western's operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward looking information should also be considered future-oriented financial information ("FOFI") as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management's expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project); exploration results at the Company's property; budgets; work programs; permitting or other timelines; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploration estimates and results, continued availability of capital and financing, construction and operations, the Company not experiencing unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays, and general economic, market or business conditions and as more specifically disclosed throughout this document, and in the AIF and Form 20-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; risks related to joint venture operations; risks related to cooperation of government agencies and First Nations in the development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western's AIF and Form 20-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

For more information, please contact:
Paul West-Sells
President and CEO
or
Chris Donaldson
Manager, Corporate Development
604.684.9497 or info@westerncopperandgold.com